Filed by Agrium Inc.

(Commission File No. 001-14460)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

CF Industries Holdings, Inc.

(Commission File No. 001-32597)

IMPORTANT INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with CF proposed by Agrium, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Agrium would file with the SEC regarding the proposed transaction if such a negotiated transaction with CF is reached or for any other document which Agrium may file with the SEC and send to Agrium or CF stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 17, 2008 relating to the annual general meeting of its shareholders held on May 7, 2008. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or tender offer statement filed in connection with the proposed transaction.

All information in this communication concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

FORWARD LOOKING STATEMENTS

Certain statements and other information included in this communication constitute “forward-looking statements” within the meaning of the U.S. federal securities laws or “forward-looking information” within the meaning of applicable Canadian securities legislation (together, “forward-looking statements”). All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this communication as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

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On February 25, 2009, Agrium posted the following frequently asked questions concerning the proposed transaction on its website:

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1)	Why is Agrium interested in acquiring CF Industries?

The combination of Agrium and CF Industries is strategically compelling and a superb opportunity to create value for Agrium and CF Industries’ shareholders, customers, suppliers, and employees. Agrium’s and CF Industries’ complementary geographic and product fit forms a global leader in production and distribution, triples Agrium’s phosphate and UAN capacity and strengthens all of our other wholesale and retail businesses across the agricultural value chain. A broader and more balanced portfolio of products and geographic regions will allow the combined company to better navigate the volatility of commodity cycles while more efficiently and effectively serving the increasingly competitive global agribusiness industry. Importantly, the proposed transaction would not diminish Agrium’s ability to continue to build on our position as the leading North American agricultural retailer, further expand our potash capacity and advanced technologies business or pursue other strategic opportunities.

2)	Why is Agrium making its bid now?

We had discussions with CF Industries regarding a combination in 2005 prior to its IPO. We have closely followed CF Industries since then. CF Industries bid for Terra Industries prompted us to act now.

3)	Why should a shareholder of CF Industries choose this transaction over CF Industries’ unsolicited proposal for Terra?

We believe that Agrium’s proposal provides significantly more value for CF Industries’ stockholders than its proposal to acquire Terra. The $72.00 offer — which is 44% in cash and 56% in Agrium shares – will allow CF Industries stockholders’ the opportunity to receive an immediate, substantial premium to the current market value as well as a compelling opportunity for significant long-term value through ownership in a stronger and more global Agrium. We believe this is much more compelling for CF Industries’ stockholders than paying a significant premium for Terra Industries.

4)	What synergies does Agrium expect to achieve from the acquisition of CF Industries?

Agrium expects the proposed transaction to achieve substantial operating synergies of approximately $150 million annually – well in excess of the synergies contemplated in CF Industries’ proposal to acquire Terra Industries – creating long-term value for shareholders of both companies as part of the combined organization. We anticipate that the transaction will be accretive to both earnings and cash flow in 2010 and significantly accretive on both measures in subsequent years.

5)	Is Agrium’s proposal to acquire CF Industries subject to financing?

Our proposal is not subject to a financing condition. We have sufficient cash resources and committed financing underwritten by Royal Bank of Canada and The Bank of Nova Scotia to fund the cash portion of the proposed transaction.

6)	Will Agrium have the financial capability to expand retail and other areas of its business going forward?

We currently have a strong balance sheet and will continue to have one following a transaction with CF Industries. Together the companies would form the fourth largest publicly traded crop input provider with significant trading liquidity and a solid cash flow base. We would continue to have access to the capital and other markets and see no reason why a transaction with CF Industries would limit our ability to acquire retail assets in the future.

7)	Will this transaction impact Agrium’s credit ratings?

We have fully briefed the rating agencies and while they have not provided confirmation of our current rating, based on the attractive pro forma credit metrics and strong cash flows we expect to maintain our current BBB/Baa2 ratings.

8)	What would a combination mean for employees of Agrium and CF Industries?

This transaction presents growth opportunities for employees of both companies as part of a stronger, larger and more diverse global organization.

9)	What would a combination mean for customers of Agrium and CF Industries?

We believe customers will benefit from the combined companies’ product offerings, capabilities and enhanced services. We expect that the combination of the two companies would benefit our customers through economies of scale that would improve efficiency of distribution and would ensure our customers receive the products they want, when they want them, at the locations they desire. The new combined company would also be able to offer a full line of nitrogen, phosphate and potash products and distribution services in more markets.

10)	Do you anticipate any antitrust issues?

We anticipate regulatory reviews but don’t anticipate any material impediment to closing.

11)	What are the key terms of your financing package from RBC and BNS?

The financing package is comprised of: a $500 million Tranche A three year term loan (which amortizes 15% in each of years 1 and 2 and the remaining 70% in year 3); a $500 million two year Tranche B bridge loan, with an option to extend $100 million for an additional 6 months; and a Tranche C short term bridge loan due in one year, for up to $400 million. We don’t expect to need the Tranche C bridge loan and we expect that if we need the Tranche B loan we would refinance it out of cash flow or with proceeds from the issuance of bonds into the capital markets.

12)	What are the next steps?

We’re hopeful to engage with CF Industries’ Board of Directors to negotiate a definitive agreement and move quickly to deliver on the opportunities this transaction offers.